SECURI 04004353 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/30/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Solidarity Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9011 Reservoir Road
(No. and Street)

Little Rock, Arkansas 72227
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas S. Russell 501-225-9011
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wewers, Denis D.
(Name — *if individual, state last, first, middle name*)

2224 Cottondale Lane, St. 100 Little Rock, AR 72202
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Thomas S. Russell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solidarity Investments, Inc., as of December 31, XX 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BRENDA DIANNE EVANS
Pulaski County
Notary Public - Arkansas
My Commission Expires Sep 1, 2011

Signature

President
Title

Brenda Dianne Evans 2/19/04
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXXX operations
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLIDARITY INVESTMENTS, INC.

SEC FILE NO. 8-66004

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

DECEMBER 31, 2003 AND THE EIGHT MONTHS PERIOD THEN ENDED

with

REPORT OF INDEPENDENT AUDITOR

CONTENTS

	Page
Report of independent auditor	1
Financial statements:	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 7
Additional information:	
Computation of net capital under Rule 15c3-1	8 - 9
Exemptive provision under Rule 15c3-3	10
Independent auditor's supplementary report on internal control structure	11 - 12

REPORT OF INDEPENDENT AUDITOR

The Board of Directors and Stockholder
Solidarity Investments, Inc.

We have audited the accompanying statement of financial condition of Solidarity Investments, Inc. (a corporation) at December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the eight months period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solidarity Investments, Inc. at December 31, 2003, and the results of operations and cash flows for the eight months period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denis D. Wewers

Denis D. Wewers, CPA
Little Rock, Arkansas
January 30, 2004

SOLIDARITY INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$ 1,289
Certificate of deposit	6,000
	$ 7,289

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	- 0 -
Stockholder's equity:	
Common stock, $1 par value:	
Authorized 300 shares; issued and outstanding 10 shares	10
Additional paid-in capital	14,990
Retained earnings (deficit)	-7,711
Total stockholder's equity	7,289
	$ 7,289

See accompanying notes.

SOLIDARITY INVESTMENTS, INC.

STATEMENT OF OPERATIONS

For the eight months period ended December 31, 2003

Revenues:	
Income	- 0 -
Total revenue	- 0 -
Expenses:	
Business development and travel	478
Communications	135
Insurance	380
Office supplies	560
Professional fees	750
Regulatory fees and licenses	5,408
Total expenses	7,711
Expense in excess of revenue	$-7,711

See accompanying notes.

SOLIDARITY INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the eight months period ended December 31, 2003

	Common Stock	Capital in excess of par value	Retained earnings (deficit)	Total
Issuance of 10 shares common stock	$10			$ 10
Contribution of capital in excess of par value		$14,990		14,990
Net loss for the period	-	-	$-7,711	-7,711
Balance - December 31, 2003	$10	$14,990	$-7,711	$ 7,289

See accompanying notes.

SOLIDARITY INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

For the eight months ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ -7,711
Cash used by operating activities	-7,711
Cash flows from investing activities:	
Purchase of certificate of deposit	-6,000
Cash used by investing activities	-6,000
Cash flows provided by financing activities:	
Issuance of common stock	10
Capital contributed in excess of par value	14,990
Cash provided by financing activities	15,000
Net change in cash and cash equivalents	7,289
Cash and cash equivalents:	
Beginning of period	- 0 -
End of period	$ 1,289
Other disclosures:	
Interest paid	$ -0-
Income taxes paid	$ -0-

See accompanying notes.

SOLIDARITY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Organization and Summary of Significant Accounting Policies

Organization

Solidarity Investments, Inc. (the "Company") was formed April 30, 2003, under the laws of the State of Arkansas pursuant to the Arkansas Business Corporation Act, and subsequently filed an application for a limited broker/dealer registration with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Arkansas Securities Department. The application process has been completed and registration with respective regulatory authorities has been consummated.

Significant Accounting Policies

Because of only recently becoming fully registered with the appropriate regulatory authorities, operations have not commenced or related accounting policies fully established. However, accounting policies currently include, or, ultimately will include the following:

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Depreciation

Property and equipment will be recorded at cost and depreciation provided on the straight-line method over estimated useful lives of the respective assets - generally 3 - 5 years.

Securities Transactions

Customers' securities transactions will be recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis. A provision for uncollectible accounts will be provided when justified in management's opinion.

Income Taxes

Revenue will be recognized under the market value method for securities owned and income taxes

calculated thereon. Deferred income taxes will be provided on material temporary differences, when existing, between financial statement and income tax reporting.

A net operating loss carry forward of $7,700 is available to offset future taxable income for the next 20 years and five years, respectively, for federal and state income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during its initial year of operations. At December 31, 2003, the Company had net capital of $7,289, which was $2,289 in excess of its required net capital of $5,000. The Company's net capital ratio was -0- to one.

ADDITIONAL INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SOLIDARITY INVESTMENTS, INC. as of DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 7,289	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			7,289	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 7,289	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 7,289	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 7,289	3750

OMIT PENNIES

There were no material differences between net capital computed above and as filed by Solidarity Investments, Inc. in its FOCUS report as of December 31, 2003.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Solidarity Investments, Inc. as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ -0-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 2,289	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ -0-	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ -0-	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% -0-	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

There were no material differences between aggregate indebtedness computed above and as filed by Solidarity Investments, Inc. in its FOCUS report as December 31, 2003.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Solidarity Investments, Inc. as of December 31, 2003

Exemptive Provision Under Rule 15c3-3

25. *If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)*

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

INDEPENDENT AUDITOR'S SUPPLEMENTARY

REPORT ON INTERNAL CONTROL STRUCTURE

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholder
Solidarity Investments, Inc.

In planning and performing our audit of the financial statements of Solidarity Investments, Inc. (the Company) as of December 31, 2003, and for the eight months period then ended, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15a3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the condition described in the following paragraph, which we believe solely, results in a more than relatively low risk that errors or irregularities in amounts that could be material in relation to the financial statements of the Company may potentially occur and not be detected within a timely period.

Since the Company is small, one individual performs essentially all of its operational and record-keeping procedures. Consequently, the segregation of duties, which is normally required for effective internal control, is not achievable. The Company has no plans to change operational and record keeping procedures until justified by future growth.

This condition was considered in determining the nature, timing, and extent of the audit tests applied in our examination of the financial statements, and this report does not affect our report on those financial statements dated January 30, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives except for the condition discussed in the second preceding paragraph which we believe is a material inadequacy in the practices and procedures comprehended in the Commission's objectives.

This report is intended solely for the use of management, the Board of Directors and Stockholders, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the applicable state regulatory authorities and should not be used for any other purpose.

Denis D. Wewers

Denis D. Wewers, CPA
Little Rock, Arkansas
January 30, 2004